Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2017-04

PolyMet Strengthens Finance Team
Patrick Keenan appointed Chief Financial Officer
 Douglas Newby to focus on Project Finance

St. Paul, Minn., June 15, 2017 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today announced the appointment of Patrick Keenan as Chief Financial Officer of PolyMet effective June 15, 2017.  Mr. Keenan succeeds Douglas Newby, who has served as CFO for nearly twelve years through a period of great transition and progress for the Company.  Mr. Newby will continue to advise the Company as President of Proteus Capital focusing on project finance and strategy.

“I am very pleased to welcome Pat to PolyMet as we enter the very exciting and important phase of project finance and prepare to construct the first copper-nickel-precious metals mine in Minnesota,” stated Jon Cherry, President and CEO of PolyMet.  “His strong financial background and understanding of the mining industry, including his global experience in a broad range of senior financial roles are an excellent fit for the next stage of development at PolyMet.”

Mr. Keenan most recently served as Senior Vice President Finance and Treasurer at Newmont.  Prior to this he spent more than 20 years with Rio Tinto in a variety of roles, including chief financial officer for Rio Tinto’s Energy group and chief financial officer for Kennecott Utah Copper and Rio Tinto Diamonds.  Mr. Keenan earned his degree in Accounting from the University of Utah and is a CPA.

“PolyMet has done an excellent job moving the NorthMet Project through the EIS and permitting process over the last few years.  It is an exciting time to join the Company and I look forward to contributing to the overall success and development of the first copper-nickel mine in Minnesota,” said Pat Keenan.

Mr. Cherry added, “I would also like to express my sincere thanks and appreciation for the nearly twelve years of dedicated service provided by Douglas as CFO of PolyMet.”

During Mr. Newby’s tenure as a core team member, the Company completed its Definitive Feasibility Study establishing reserves, acquired the Erie Plant and associated infrastructure, entered into the strategic alliance with Glencore, completed the final EIS, submitted all permit applications and received the USFS Land Exchange Record of Decision.  Mr. Newby also oversaw Sarbanes Oxley compliance, adoption of IFRS, and listing on the NYSE-MKT and TSX stock exchanges.

As President of Proteus Capital, Mr. Newby will continue to advise PolyMet on project financing and strategy.  Mr. Newby stated, “I am excited with the advances PolyMet has made and pleased to maintain my long-term involvement with and commitment to the project while handing the reins to someone with Pat’s depth of experience.”

“We are very excited at PolyMet for the significant progress that has been made to date and look forward to the release of draft air, water, and mining permits for public review and comment.  Likewise, we are excited for the opportunity to grow our team and our company as we prepare to finance and construct our project,” Mr. Cherry concluded.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Information Form for the fiscal year ended January 31, 2017 and in other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including the Company’s Form 6-K providing information with respect to operations for the three months ended April 30, 2017,  for a discussion of some of the risk factors and other considerations underlying forward-looking statements.  The Annual Information Form contains the Company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.